UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	[X]	Merger
	[ ]	Liquidation
	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Neuberger Berman New York Municipal Fund Inc. (“Fund” or “New York Municipal”)

3.	Securities and Exchange Commission File No.: 811-21169

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1290 Avenue of the Americas New York, New York 10104-0002

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

		Jennifer Gonzalez K&L Gates LLP 1601 K Street, NW Washington, DC 20006 (202) 778-9286	Frank Rosato Neuberger Berman New York Municipal Fund Inc. 1290 Avenue of the Americas New York, New York 10104-0002 (212) 476-8122

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, New York 10104-0002 (212) 476-8800

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of the fund (check only one):

[X] Management company;
[ ] Unit investment trust; or
[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ] Open-end [X] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, New York 10104-0002

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None.

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

	(a)	Depositor’s name(s) and address(es): N/A

	(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place: April 3, 2023

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place: The shareholder meeting was July 7, 2023.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes** [ ] No

** At the close of business on October 20, 2023, Neuberger Berman New York Municipal Fund Inc. (“New York Municipal”) transferred all of its assets and liabilities to Neuberger Berman Municipal Fund Inc. (“Acquiring Fund”) in exchange for the commensurate number of shares in the Acquiring Fund.  New York Municipal distributed such shares of Acquiring Fund to its stockholders.

	(a)	If Yes, list the date(s) on which the fund made those distributions:

October 20, 2023 after the close of business.

	(b)	Were the distributions made on the basis of net assets?

[X] Yes [ ] No

	(c)	Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Stockholders of New York Municipal received 0.951611 shares of common stock of Acquiring Fund for each share of common stock of New York Municipal held prior to the reorganization. Preferred stockholders received shares of Acquiring Fund on a one-for-one basis for every share of preferred stock of New York Municipal held prior to the reorganization.

	(e)	Liquidations only: N/A

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[X] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Preferred stockholders of New York Municipal received an equivalent number of newly issued shares of preferred stock of Acquiring Fund.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [ ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X]* No

*Neuberger Berman Municipal Fund Inc., the surviving fund of the reorganization, assumed the Fund’s liabilities.

If Yes,

(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)	Legal expenses: $124,223

		(ii)	Accounting expenses: $2,032

		(iii)	Other expenses (list and identify separately): ● Solicitation Fees – $42,146 ● Printing, mailing and other administrative expenses – $9,464

		(iv)	Total expenses (sum of lines (i)-(iii) above): $177,865

(b)
How were those expenses allocated?  Reorganization costs specific to the Fund were paid by the Fund.  Reorganization costs that were not specific to any fund involved in the reorganization were allocated on a pro rata basis based upon each fund’s net assets.

	(c)	Who paid those expenses? The Fund paid the portion of such expenses as described above.

	(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: Neuberger Berman Municipal Fund Inc.

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-21168

(c)
If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: 1933 Act File No. 333-271308, Form POS-EX, November 13, 2023 filing (SEC Accession No. 0000898432-23-000783).

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Neuberger Berman New York Municipal Fund Inc., (ii) he is the President of Neuberger Berman New York Municipal Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.
/s/ Joseph V. Amato
Joseph V. Amato
President and Chief Executive Officer